[Lions Gate Entertainment Corp. Letterhead]

September 20, 2011

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:       Justin Dobbie, Legal Branch Chief

Re:	Lions Gate Entertainment Corp.
Registration Statement on Form S-3 (File No. 333-176656)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lions Gate Entertainment Corp. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 5:00 P.M. EDT, on September 20, 2011, or as soon thereafter as practicable.

The Company acknowledges that:

•                  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority,  in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Lions Gate Entertainment Corp.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	EVP, Corporate Operations and General Counsel

cc:                                David J. Johnson, Jr.

O’Melveny & Myers LLP